

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2009

Ms. Guohua Wan
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

> **Re:** **Advanced Battery Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33726**

Dear Ms. Wan:

We have completed our review of your Forms 10-KSB and 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief